KVW 3/15/14

14048315

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
MAR 04 2014
Washington DC
404

SEC FILE NUMBER
8- 68158

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/13 (MM/DD/YY) AND ENDING 12/31/13 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Greentech Capital Advisors Securities, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

640 Fifth Avenue, 16th Floor
(No. and Street)

New York	New York	10019
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Andrew Fascia, Financial Controller — 212-946-3947
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP
(Name – *if individual, state last, first, middle name*)

5 Times Square	New York	New York	10036
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

PD 3/18/14

OATH OR AFFIRMATION

I, Andrew Fascia, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Greentech Capital Advisors Securities, LLC, as of December 31, 2013, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Financial Controller

Title

LESLIE ALWADISH
Notary Public, State of New York
No. 31-4852847
Qualified in New York County
Commission Expires Feb. 10, 2018

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

STATEMENT OF FINANCIAL CONDITION

Greentech Capital Advisors Securities, LLC
December 31, 2013
With Report of Independent Registered Public Accounting Firm

Ernst & Young LLP

EY
Building a better
working world

Greentech Capital Advisors Securities, LLC

Statement of Financial Condition

December 31, 2013

Contents

EY
Building a better working world

Ernst & Young LLP
5 Times Square
New York, NY 10036-6530

Tel: +1 212 773 3000
Fax: +1 212 773 6350

Report of Independent Registered Public Accounting Firm

The Member of
Greentech Capital Advisors Securities, LLC

We have audited the accompanying statement of financial condition of Greentech Capital Advisors Securities, LLC (the Company) as of December 31, 2013, and the related notes to the statement of financial condition.

Management's Responsibility for the Financial Statement

Management is responsible for the preparation and fair presentation of the statement of financial condition in conformity with U.S. generally accepted accounting principles; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of a statement of financial condition that is free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on the statement of financial condition based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statement. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statement, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the statement of financial condition in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the statement of financial condition.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Building a better working world

Opinion

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Greentech Capital Advisors Securities, LLC at December 31, 2013, in conformity with U.S. generally accepted accounting principles.

Ernst + Young LLP

February 26, 2014

Greentech Capital Advisors Securities, LLC

Statement of Financial Condition

December 31, 2013

Assets	
Cash	$ 4,443,990
Advisory fees receivable	2,504,571
Investment in warrants at fair value	1,259,317
Total assets	$ 8,207,878
Liabilities and member's equity	
Due to parent	$ 2,618,274
Deferred revenue	591,906
Accounts payable	130,923
Regulatory fee payable	33,697
Total liabilities	3,374,800
Member's equity	4,833,078
Total liabilities and member's equity	$ 8,207,878

See accompanying notes.

1. Organization

Greentech Capital Advisors Securities, LLC (the Company) is a broker–dealer registered with the Securities and Exchange Commission (SEC). The Company is a member of the Financial Industry Regulatory Authority, Inc. (FINRA) and the Securities Investor Protection Corporation ("SIPC"). The Company is a wholly–owned subsidiary of Greentech Capital Advisors, LLC (the Parent Company), which is a wholly owned subsidiary of Greentech Capital Advisors, LP.

The Company offers financial advisory services, including buy-side and sell-side mergers and acquisitions (M&A), exclusive sale transactions, restructurings, private placements and project finance advisory. As of May 17, 2013, FINRA granted the continuance of the Company's membership to include best efforts or firm commitment underwriting, as lead manager, co-manager, syndicate member or selling group member.

The Company is based in New York and has a branch office in San Francisco, California.

2. Significant Accounting Policies

Use of Estimates

The Company maintains its financial records in U.S. dollars. The Company's financial statements have been prepared in accordance with U.S. generally accepted accounting principles (U.S. GAAP). Preparation of the financials requires management to make estimates and assumptions that affect reported amounts in the financial statements and accompanying notes. Management believes that the estimates utilized in preparing its financial statements are reasonable and prudent; however, actual results could differ from those estimates.

Fair Value Measurements and Disclosures

The Company carries its investment in warrants at fair value. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (i.e., the exit price) in an orderly transaction between market participants at the measurement date. The Company has a Valuation Committee which is responsible for measuring the fair value of any investments held by the Company.

2. Significant Accounting Policies (continued)

Financial Accounting Standards Board Accounting Standards Codification topic 820 (ASC 820) establishes a fair value hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are those that market participants would use in pricing the asset or liability based on market data obtained from sources independent of the Company. Unobservable inputs reflect the Company's assumption about the inputs market participants would use in pricing the asset or liability developed based on the best information available in the circumstances.

The three-tier hierarchy of inputs is summarized in the three broad levels as follows:

> Level 1 – inputs are unadjusted quoted market prices in active independent markets for identical assets and liabilities;
>
> Level 2 – inputs are directly or indirectly observable estimates from quotes for similar but not identical assets and liabilities, market trades for identical assets not actively traded or other external independent means;
>
> Level 3 – inputs are unobservable and reflect assumptions on the part of the reporting entity.

The hierarchy requires the use of market observable information when available for assessing fair value.

Contingencies

ASC 450 defines a contingency as an existing condition, situation, or set of circumstances involving uncertainty as to possible gain or loss. The uncertainty will ultimately be resolved when one or more future events occur or fail to occur. A contingency is deemed to exist when the amount is unknown and uncertainty lies in whether or not the triggering event has occurred or will occur and what the effect, if any, on the Company would be when it occurs. Loss provisions are established when it becomes probable that the Company will incur an expense related to the contingency and the amount can be reliably estimated. The Company considers losses to be reasonably possible when they are neither probable nor remote. As of December 31, 2013, there are no material loss contingencies.

2. Significant Accounting Policies (continued)

Foreign Currency Transactions

The Company's financial statements are maintained in U.S. Dollars and revaluation gains and losses on transactions in currencies other than U.S. Dollars are included in the Statement of Operations. During 2012, the Company earned two Euro based success fees related to a transaction which had its initial closing in 2011 and subsequent closings in 2012 and 2013. The Euro fees were recorded on the books as receivables during 2012 and remained outstanding as of December 31, 2012. These fees were collected on January 11, 2013. During 2013, the Company earned two additional fees from the same transaction. These Euro fees were collected on May 8, 2013 and February 6, 2014, respectively.

Income Taxes

The Company is a single-member limited liability company and is a disregarded entity for US income tax purposes. As such, the Company is not subject to any US federal and relevant state and local income taxes. The Company also does not have presence or operations outside the US and therefore, should not be subject to any non-US taxes.

3. Accounts Receivable

The accounts receivable balance as of December 31, 2013 includes amounts due from external clients of the Company of $2,504,571. $2,310,126 of the outstanding receivables were collected subsequent to year end.

4. Related Party Transactions

At December 31, 2013, the Company has a payable of $2,618,274 to the Parent Company. The Parent Company and the Company have a Service Agreement in place which is reviewed and assessed for reasonableness on a quarterly basis. A monthly allocation is booked as a payable to the Parent Company on the Company's books and settled with the Parent Company in the subsequent month.

5. Financial Instruments

On January 1, 2013, the Company held warrants, issued by a third party, which were earned and received as a success fee in the prior year. In 2013, the Company was issued additional warrants by the third party, which were valued at $456,664 upon receipt. The total warrants, measured at fair value, were revalued as of December 31, 2013. As of December 31, 2013, the total investment in warrants is valued at $1,259,317 on the Statement of Financial Condition and is considered a Level 3 investment. The Company's Valuation Committee determined the fair value of the warrants using a Black-Scholes option pricing model. The model reflects contractual terms of the warrants such as the market price of the underlying unit, number of periods to exercise, and warrant strike price. Additionally, the model uses inputs obtained from third parties or derived based on information provided by third parties such as the risk-free rate assigned to the exercise period and volatility. The unobservable input used to calculate the fair value of the warrants was volatility of 35%.

6. Net Capital Requirements and Other Regulatory Matters

As a broker-dealer registered with the SEC, the Company is subject to the SEC Uniform Net Capital Rule, which specifies, among other requirements, minimum net capital requirements. The Company computes its net capital requirements under the aggregate indebtedness standard of Rule 15c3-1 which requires the Company to maintain a net capital equal to or greater than an amount established by the SEC. Under this rule, the Company is required to maintain net capital equal to the greater of 1/15 of its aggregate indebtedness, or $100,000. At December 31, 2013, the Company's net capital was $1,069,190 which was $844,203 in excess of its minimum net capital requirement.

The Company does not carry customer accounts and is exempt from the SEC Customer Protection Rule 15c3-3 under subparagraph (k)(2)(i) and, therefore, is not required to maintain a "Special Reserve Bank Account for the Exclusive Benefit of Customers".

7. Concentrations of Credit Risk

The Company does not engage in any trading or brokerage activities with other counterparties but rather provides financial advisory services to various clients in exchange for transaction/advisory fees. In the event that the clients do not fulfill their payment obligations, the Company may be exposed to default risk. The risk of default depends on the creditworthiness of the counterparty.

7. Concentrations of Credit Risk (continued)

The Company maintains its cash in bank accounts at a single bank which exceeds the federally insured limit. The Company has not experienced any losses in their cash accounts and does not consider itself to be at risk with respect to its cash balances.

At December 31, 2013, 75% of the advisory fee receivable balance was from two individual counterparties.

8. Subsequent Events

The Company evaluated events and transactions that may have occurred since December 31, 2013 through the date the financial statements were available for issuance and has determined that there were no subsequent events during this period which materially impacted the financial statements.

9. Recent Regulatory Developments

In July 2013, the U.S. SEC adopted amendments to its broker-dealer reporting rules, which will now require, among other things, that audits of all SEC-registered broker-dealers be conducted under Public Company Accounting Oversight Board ("PCAOB") standards for fiscal years ending on or after June 1, 2014, effectively replacing the American Institute of Certified Public Accountants with the PCAOB as the auditing standard-setter for auditors of broker-dealers, and replacing Generally Accepted Auditing Standards with PCAOB standards for broker-dealers that are subject to audit. Broker-dealers will be required to file either compliance reports or exemption reports, as applicable, and file reports of independent public accountants covering compliance reports or exemption reports (prepared in accordance with the PCAOB standards). Additionally, effective December 31, 2013, if a broker-dealer is a SIPC member firm, broker-dealer audited financial statements will also be required to be submitted to SIPC, and broker-dealers will be required to file a new quarterly Form Custody.

In addition, SEC adopted amendments to various financial responsibility rules. For a broker-dealer such as the Company, these amendments were mostly technical in nature and effectively ratified various interpretive and no-action positions taken by SEC staff over many years or which conformed to existing practices or self-regulatory organization rules.

Management has evaluated the implications of the amendments to the broker-dealer reports and the financial responsibility rules and does not expect that the adoption of the amendments will have a material impact on the Company or its financial statements.